Filed by Willis Group Holdings Public Limited Company

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: Towers Watson & Co.

(Commission File No. 001-34594)

News Release	Contact: Media:	Miles Russell +44 20 3124 7446 +44 7903 262118 miles.russell@willis.com

Stephen Cohen +1 212 886 9332 Stephen.Cohen@teneostrategy.com

	Investors:	Matt Rohrmann +1 212 915 8180 Matt.Rohrmann@Willis.com

WILLIS GROUP AND TOWERS WATSON AGREE AMENDED TERMS TO THE PROPOSED

MERGER OF EQUALS

Amended agreement would result in Towers Watson shareholders receiving a one-time cash dividend of $10.00 per Towers Watson share pre-closing, an increase of $5.13 per Towers

Watson share (or $357.4 million in aggregate) over the original terms of the agreement

The cost to increase the one-time cash dividend will be funded by Towers Watson pre-closing,

and any debt incurred to fund the dividend will continue as an obligation of Towers Watson as a subsidiary of the combined firm

Plan to return capital to shareholders

Shareholder meetings to consider the amended transaction will be held no later than

December 16, 2015

LONDON – November 19, 2015 – Willis Group Holdings (NYSE:WSH) today announced an amendment to its merger agreement with Towers Watson (NASDAQ:TW) of June 30, 2015, under which the firms proposed combining in an all-stock merger of equals transaction.

Under the amended agreement, Towers Watson shareholders will receive a one-time cash dividend of $10.00 per Towers Watson share pre-closing, an increase of $5.13 per Towers Watson share over the original terms of the agreement. The revised transaction terms have been unanimously approved by each company’s Board of Directors.

There will be no change to the number of Willis shares that Towers Watson shareholders will receive for each Towers Watson share, to the terms of the proposed reverse stock split, or to the management and governance arrangements originally announced. As before, the combined company will be named Willis Towers Watson.

Both firms’ shareholder meetings to consider the amended transaction will be held no later than December 16, 2015.

This transaction is expected to deliver $4.7 billion in long-term shareholder value through incremental revenue growth, expected cost synergies of $100-125 million, and tax efficiencies. The merger will also unlock meaningful balance sheet capacity. Pending the approval of the new board, in the 6-12 months following the close of the deal, we will initiate a plan to return capital to shareholders to achieve a leverage ratio for the new company broadly in-line with Willis’ investment grade rating profile.

Dominic Casserley, Willis Chief Executive Officer, said: “We believe that the combination of Willis and Towers Watson will create significant value for our shareholders, and that together we can achieve significantly more at a faster pace than we can independently.

“In order to enable Towers Watson shareholder support, we are therefore agreeing to allow Towers Watson to increase the pre-close cash dividend. This is not a decision that we take lightly. However, for an increment of $179 million (50.1% of $357.4 million), Willis shareholders have the opportunity to receive 50.1% of an estimated $4.7 billion of additional value that the deal is expected to generate.”

The one-time cash dividend will be funded by Towers Watson pre-closing, and any debt incurred to fund the dividend will continue as an obligation of Towers Watson as a subsidiary of the combined firm, Willis Towers Watson.

ValueAct Capital – owner of approximately 10.3% of the common stock of Willis and 0.68% of the common stock of Towers Watson – remains fully committed to backing the deal with its amended terms.

Willis shareholders of record as of October 2, 2015 remain eligible to vote at the reconvened meeting. Willis shareholders who have already voted and do not wish to change their vote do not need to recast their votes. Proxies previously submitted will be voted at the reconvened meeting unless properly revoked. Willis investors with questions regarding the transaction or how to vote their shares may contact the firm’s proxy solicitor, Morrow & Co, LLC at 1 (800) 278-2141. The Willis meeting will take place no later than December 16, 2015.

Additional information is available at www.willisandtowerswatson.mergerannouncement.com

## ENDS

About Willis Group

Willis Group Holdings plc is a leading global risk advisory, re/insurance broking, and human capital and benefits firm. With roots dating to 1828, Willis operates today on every continent with more than 18,000 employees in over 400 offices. Willis offers its clients superior expertise, teamwork, innovation and market-leading products and professional services in risk management and transfer. Our experts rank among the world’s leading authorities on analytics, modelling and mitigation strategies at the intersection of global commerce and extreme events. Find more information at our website, www.willis.com, our leadership journal, Resilience, or our up-to-the-minute blog on breaking news, WillisWire. Across geographies, industries and specialisms, Willis provides its local and multinational clients with resilience for a risky world.

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Where You Can Find Additional Information

In connection with the proposed merger of Towers Watson and Willis Group, Willis Group filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “Commission”) that contains a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. The registration statement on Form S-4 was declared effective by the Commission on October 13, 2015. Each of Towers Watson and Willis Group mailed the joint proxy statement/prospectus to its respective stockholders on or around October 13, 2015. YOU ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE COMMISSION AS THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TOWERS WATSON, WILLIS GROUP AND THE PROPOSED TRANSACTION. You may obtain the joint proxy statement/prospectus and the other documents filed with the Commission free of charge at the Commission’s website, www.sec.gov. In addition, you may obtain free copies of the joint proxy statement/prospectus and the other documents filed by Towers Watson and Willis Group with the Commission by requesting them in writing from Towers Watson, 901 N. Glebe Road, Arlington, VA 22203, Attention: Investor Relations, or by telephone at (703) 258-8000, or from Willis Group, Brookfield Place, 200 Liberty Street, 7th Floor, New York, NY, 10281-1003, Attention: Investor Relations, or by telephone at (212) 915-8084.

Responsibility Statement

The directors of Willis accept responsibility for the information contained in this document other than that relating to Towers Watson, the Towers Watson Group and the directors of Towers Watson and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Willis (who have taken all reasonable care to ensure that such is the case) the information contained in this document for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these statements and other forward-looking statements in this document by words such as “may”, “will”, “would”, “expect”, “anticipate”, “believe”, “estimate”, “plan”, “intend”, “continue”, or similar words, expressions or the negative of such terms or other comparable terminology. These statements include, but are not limited to, the benefits of the business combination transaction involving Towers Watson and Willis Group, including the combined company’s future financial and operating results, plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of Towers Watson’s and Willis Group’s management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of Towers Watson stockholders and Willis Group shareholders to approve the transaction; the failure of the transaction to close for any reason; the risk that the businesses will not be integrated successfully; the risk that anticipated cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; significant competition; compliance with extensive government regulation; the combined company’s ability to make acquisitions and its ability to integrate or manage such acquired businesses.

Additional risks and factors are identified under “Risk Factors” in Willis’ and Towers Watson’s Annual Reports on Form 10-K for their most recent fiscal years, as may be updated in their subsequent filings with the Commission, and under “Risk Factors” in the joint proxy statement/prospectus.

You should not rely upon forward-looking statements as predictions of future events because these statements are based on assumptions that may not come true and are speculative by their nature. Neither Towers Watson or Willis Group undertakes an obligation to update any of the forward-looking information included in this document, whether as a result of new information, future events, changed expectations or otherwise.